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                         [UBS SECURITIES LLC LETTERHEAD]

August 4, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:    Division of Investment Management

Re:      Eaton Vance Credit Opportunities Fund
         Form N-2 Registration Statement (File No. 333-134729)

Dear Sir or Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 2:00 p.m. EST on Tuesday, August 8, 2006, or as soon thereafter as possible.

A Preliminary Prospectus dated August 7, 2006 will be furnished electronically pursuant to Rule 460 under the Securities Act of 1933 to individuals, institutions, prospective underwriters and certain other parties.

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the "Rule"), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Yours truly,

UBS SECURITIES LLC


By: /s/ John Key
     John Key
     Executive Director